UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TubeMogul, Inc.

(Name of Subject Company (Issuer))

Tiger Acquisition Corporation

a wholly owned subsidiary of

Adobe Systems Incorporated

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Copies to:

Michael Dillon

Executive Vice President, General Counsel and Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110

(408) 536-6000

Copy to:

Jane Ross, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

*                 Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Tiger Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Adobe Systems Incorporated (“Adobe”) for all of the outstanding shares of common stock of TubeMogul, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of November 10, 2016, among Adobe, Purchaser and the Company.

In connection with the proposed acquisition, Adobe will commence a tender offer for the outstanding shares of the Company. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Adobe and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Adobe and its acquisition subsidiary will file tender offer materials on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of the Company are urged to read these documents when they become available because they will contain important information that holders of the Company securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

EXHIBIT INDEX

Exhibit 99.1	Press Release issued by Adobe and the Company on November 10, 2016
Exhibit 99.2	Company Fact Sheet issued by Adobe on November 10, 2016
Exhibit 99.3	FAQ issued by Adobe on November 10, 2016
Exhibit 99.4	Website materials published by Adobe on November 10, 2016
Exhibit 99.5	Email sent by Brad Rencher on November 10, 2016
Exhibit 99.6	Email sent by Matt Thompson on November 10, 2016
Exhibit 99.7	Email sent by Maria Poveromo on November 10, 2016
Exhibit 99.8	Materials posted to social media by Adobe on November 10, 2016
Exhibit 99.9	Form of Press email sent by Adobe Public Relations

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